UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

TRANSACT TECHNOLOGIES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

892918103

(CUSIP Number)

Grand Slam Asset Management, LLC

Attn: Mitchell Sacks

2160 North Central Road, Suite 306

Fort Lee, NJ 07024

(201) 346-4335

with a copy to:

Ricardo Davidovich, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, NY 10112

(212) 659-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103
1. Names of Reporting Persons Grand Slam Asset Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 530,339
9. Sole Dispositive Power 0
10. Shared Dispositive Power 530,339
11. Aggregate Amount Beneficially Owned by Each Reporting Person 530,339
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.18%
14. Type of Reporting Person (See Instructions) IA

CUSIP No. 892918103
1. Names of Reporting Persons Grand Slam Capital Master Fund, Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 438,039
9. Sole Dispositive Power 0
10. Shared Dispositive Power 438,039
11. Aggregate Amount Beneficially Owned by Each Reporting Person 438,039
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.93%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 001930205
1. Names of Reporting Persons Mitchell Sacks
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,900 (1)
8. Shared Voting Power 540,339 (2)
9. Sole Dispositive Power 3,900 (1)
10. Shared Dispositive Power 540,339 (2)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 544,239
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.36%
14. Type of Reporting Person (See Instructions) IN, HC

(1) Includes 3,900 shares of Common Stock directly held in Mr. Sacks’ individual retirement account.
(2) Includes 10,000 shares of Common Stock owned by Mr. Sacks’ spouse.

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.01 par value (the “Common Stock”), of Transact Technologies Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is located at One Hamden Center, 2319 Whitney Avenue, Suite 3B, Hamden, CT 06518.

Item 2. Identity and Background

(a)            This Schedule 13D is jointly filed by and on behalf of each of Grand Slam Capital Master Fund, Ltd., a Cayman Islands exempted company (“Grand Slam Capital Master Fund”); Grand Slam Asset Management, LLC, a Delaware limited liability company (“Grand Slam Asset Management”); and Mitchell Sacks (Grand Slam Capital Master Fund, Grand Slam Asset Management and Mr. Sacks are collectively referred to herein as the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”).

Grand Slam Asset Management is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, Grand Slam Capital Master Fund. Grand Slam Asset Management is an advisor for certain separate managed accounts (collectively, the “Managed Accounts”) and may be deemed to indirectly beneficially own securities owned by the Managed Accounts. Mr. Sacks is the managing member of, and may be deemed to beneficially own securities beneficially owned by, Grand Slam Asset Management. Grand Slam Capital Master Fund, the Managed Accounts and Mr. Sacks (and Mr. Sacks’ spouse) are the record and direct beneficial owner of the securities covered by this statement. Grand Slam Capital Master Fund disclaims beneficial ownership of the shares held by the Managed Accounts and Mr. Sacks (including the shares owned by Mr. Sacks’ spouse).

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(b)            The address of the principal business office of each of the Reporting Persons is, c/o Grand Slam Asset Management, LLC, 2160 North Central Road, Suite 306 Fort Lee, NJ 07024, USA.

(c)            The principal business of Grand Slam Capital Master Fund is acquiring, holding and selling securities for investment purposes. The principal business of Grand Slam Asset Management is serving as the investment manager to Grand Slam Capital Master Fund, the Managed Accounts and certain other pooled investment vehicles. The present principal occupation of Mr. Sacks is serving as the managing member of Grand Slam Asset Management.

(d)            No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The place of organization of each Reporting Person, other than Mr. Sacks, is listed in paragraph (a) of this Item 2. Mr. Sacks is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

Not applicable.

Item 4. Purpose of Transaction

The Reporting Persons acquired shares of Common Stock of the Issuer for investment purposes. During the time of the Reporting Persons’ investment, the Reporting Persons have been disappointed by the lack of progress regarding the Issuer’s financial performance and corporate governance. The Reporting Persons believe that the Issuer will benefit from Grand Slam Asset Management taking a more active stance with regards to the Reporting Persons’ investment in the Issuer. Accordingly, Grand Slam Asset Management sent a letter dated December 18, 2018 (the “Letter”) to the Board of Directors of the Issuer (the “Board”) discussing, among other things, its concerns about the Issuer’s financial performance and its current intent to (i) support the expansion of the Board to include additional industry veterans and (ii) support the replacement of the Wall Street-experienced director with a director who has both Wall Street experience and who is, and has been, heavily committed to the Issuer’s success from both an operating and stock performance perspective. The foregoing is qualified in its entirety by reference to the Letter, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

In pursuing its investment purposes, the Reporting Persons plan to monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past and may in the future discuss such matters with one or more shareholders, officers or directors of the Issuer, industry analysts, existing or potential strategic partners, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of Common Stock of the Issuer, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the following actions: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a)            The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Grand Slam Asset Management is the investment manager of, and may be deemed to indirectly beneficially own securities owned by, Grand Slam Capital Master Fund. Grand Slam Asset Management is an advisor for the Managed Accounts and may be deemed to indirectly beneficially own securities owned by the Managed Accounts. Mr. Sacks is the managing member of, and may be deemed to beneficially own securities beneficially owned by, Grand Slam Asset Management. Grand Slam Capital Master Fund, the Managed Accounts and Mr. Sacks (and Mr. Sacks’ spouse) are the record and direct beneficial owner of the securities covered by this statement. Grand Slam Capital Master Fund disclaims beneficial ownership of the shares held by the Managed Accounts and Mr. Sacks (including the shares owned by Mr. Sacks’ spouse).

As the investment manager of Grand Slam Capital Master Fund and the Managed Accounts, Grand Slam Asset Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Grand Slam Capital Master Fund and the Managed Accounts. Grand Slam Asset Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Grand Slam Capital Master Fund, the Managed Accounts and Mr. Sacks (including the shares owned by Mr. Sacks’ spouse).

As the managing member of Grand Slam Asset Management, Mr. Sacks may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Grand Slam Asset Management. Mr. Sacks disclaims beneficial ownership of any shares of Common Stock beneficially owned by Grand Slam Asset Management and Mr. Sacks’ spouse.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c)            Other than as set forth on Annex A hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)            Not applicable.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as otherwise described herein, in the Letter Agreement and the Joint Filing Agreement, attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).
99.2	Letter to the Board of Directors of Transact Technologies Inc. from Grand Slam Asset Management, LLC (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2018	Grand Slam Asset Management, LLC

	By:	/s/ Mitchell Sacks
	Name:	Mitchell Sacks
	Title:	Member

Grand Slam Capital Master Fund, Ltd

	By:	/s/ Mitchell Sacks
	Name:	Mitchell Sacks
	Title:	Director

Mitchell Sacks

	By:	/s/ Mitchell Sacks
	Name:	Mitchell Sacks

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF TRANSACT TECHNOLOGIES INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Price Per Share (1)
Grand Slam Capital Master Fund Ltd	November 29, 2018	Open Market Purchases	6,700	$10.54
Grand Slam Capital Master Fund Ltd	November 30, 2018	Open Market Purchases	7,000	$10.43

(1)	Excluding commissions.